FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 6, 2009 announcing that Registrant successfully upgraded its broadband Internet and telephony services according to modified agreements with Colombian Ministry of Communications.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated August 10, 2009

Gilat successfully upgrades broadband Internet and telephony services according to modified agreements with Colombian Ministry of Communications

– Rapid deployment at more than 1,300 sites provides millions of rural citizens with better services than ever before –

Petah Tikva, Israel, August 6, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that its Spacenet Rural Communications (SRC) business unit has successfully deployed a Gilat SkyEdge II broadband satellite communications network at more than 1,300 sites for the Colombian Ministry of Communications.

The new network sites are comprised of Community Internet Centers and Telecenters, each of which is equipped with computers, telephones, printers, scanners, faxes and web cams, all provided by Gilat. Each site offers broadband Internet connectivity and telephony services enabled by the SkyEdge II network. Some of the sites also include classrooms to provide citizens with audio-visual instruction. Gilat also provides training and free hours of Internet use to several communities.

The SkyEdge II VSAT network delivers broadband Internet services to remote areas of Colombia, enabling citizens to benefit from email, fast web searches, streaming video content, e-commerce, social networking, and research capabilities – services that were not available to them before this project.

Some of the sites also provide toll-quality telephony to rural populations, based on Gilat’s VSAT technology, enabling the country’s remote citizens to stay in touch with friends and family worldwide.

The Colombian Ministry of Communications’ COMPARTEL projects, awarded to Gilat in 1999 and 2002, were initiated to serve more than five million rural citizens with affordable access to reliable voice communications and high-speed Internet service. Following a long dialogue between COMPARTEL and Gilat on how to update the contract, in December 2008, the parties signed an addendum relating to the Compartel projects that modified the operational milestones. The new milestones included the upgrade of technology for existing and new sites as well as the removal of thousands of telephony sites that were no longer needed or used by the rural population in Colombia. This agreement enabled the government and Gilat to redirect the project’s resources according to the actual needs of rural communities. The SkyEdge II network was successfully deployed in a timely manner, under the new agreements.

“By integrating a variety of technologies, Gilat has delivered a robust solution that exceeded the established requirements. Gilat’s pre-deadline deployment of the network reflects its commitment to quickly provide new communication services to the country’s most isolated regions,” said Colombian Vice Minister of Communications, Daniel Medina.

Medina added, “The coordination between Gilat and COMPARTEL in deploying the network will ensure that citizens in our most isolated regions will have access to information technologies and communication services. This represents a significant contribution by the Ministry of Communications to improve the quality of life for Colombia’s citizens.”

Elli Yaniv, CEO of Spacenet Rural Colombia, said, “Our long, successful support of COMPARTEL has helped provide citizens in Colombia’s remote communities with access to the world’s information and educational resources. Our locally based teams look forward to continuing our dedicated support of the COMPARTEL program to bring advanced communications services to a greater number of communities nationwide.”

Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat’s SkyEdge II portfolio is NetEdge™, a dedicated solution for multi star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com